Exhibit 4.2

Execution Version

ASSET ACQUISITION AGREEMENT

dated as of

October 5, 2008

by and among

CMED TECHNOLOGIES LTD.,

MOLECULAR DIAGNOSTIC TECHNOLOGIES LIMITED

AND

THE OTHER PARTIES NAMED HEREIN

ASSET ACQUISITION AGREEMENT

THIS ASSET ACQUISITION AGREEMENT (this “Agreement”) is made and entered into as of October 5, 2008 (the “Agreement Date”) by and among China Medical Technologies, Inc., an exempt corporation incorporated under the laws of the Cayman Islands (“CMED”), CMED Technologies Ltd., a business company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of CMED (“CMED Sub”), Molecular Diagnostic Technologies Limited, a business company under the laws of the British Virgin Islands (“Seller”), and Supreme Well Investments Limited, a business company under the laws of the British Virgin Islands (“Supreme Well”). Each of Seller and Supreme Well is individually referred to herein as a “Seller Party”, and collectively as the “Seller Parties.” Each of CMED, CMED Sub and each Seller Party is individually referred to herein as a “Party”, and collectively as the “Parties.”

RECITALS

A.	As of the Agreement Date, CytoTrend Biotech Engineering Limited, a company incorporated in Hong Kong (“CytoTrend HK”), and CytoTrend (Beijing) Biotech Engineering Co., Ltd. ( ), a wholly-foreign owned enterprise established in the People’s Republic of China ( “CytoTrend WFOE”), are engaged in the business of research, development, use, import, manufacturing, sales, maintenance and support of technologies, products and services used for research and diagnostic purposes in the field of medicine, comprising of (i) biochips and un-label bio-molecule high-throughput on-line parallel analysis systems based on surface plasmon resonance platform (the “SPR Business”), and (ii) testing kits and assays based on PCR and other molecular genetics platforms (the “PCR Business” and collectively with the SPR Business, the “Business”) (each of CytoTrend HK and CytoTrend WFOE is individually referred to herein as a “Group Company”, and collectively, as the “Group Companies”, and the Group Companies and the Seller Parties are each individually referred to herein as a “Seller Group Member” and are collectively referred to herein as the “Seller Group” );

B.	Supreme Well owns all of the issued share capital of Seller, and there are no outstanding options or rights to acquire any share capital of Seller;

C.	Seller owns all of the issued share capital of CytoTrend HK, and there are no outstanding options or rights to acquire any share capital of CytoTrend HK;

D.	CytoTrend HK owns all of the registered capital of CytoTrend WFOE, and there are no outstanding options or rights to acquire any registered capital of the CytoTrend WFOE;

E.	As of the Agreement Date, CytoTrend WFOE is the sole legal and beneficial owner of the Assets, PRC IP Rights and Relevant IP Rights (each as defined below), which, together with the Excluded IP and Excluded Asset (each as defined below), constitute all of the properties and assets, real, personal, mixed, tangible and intangible assets relating to the SPR Business, as currently conducted and as proposed to be conducted;

F.	CMED and CMED Sub believe it is advisable and in the best interests of CMED and its shareholders for CMED Sub and a PRC subsidiary of CMED (“CMED WFOE,” together with CMED and CMED Sub, the “CMED Group”) to acquire the Designated Assets (as defined below), PRC IP Rights and Relevant IP Rights from the Seller Group, and the Seller Parties desire for the Seller and CytoTrend WFOE to sell the Designated Assets, PRC IP Rights and Relevant IP Rights to CMED Sub and CMED WFOE, upon the terms and subject to the conditions set forth in this Agreement and in the PRC Asset Acquisition Agreement (as defined below), such that upon consummation of this Agreement and the PRC Asset Acquisition Agreement, CMED Sub will own all of the Relevant IP Rights of the SPR Business and CMED WFOE will own PRC IP Rights and certain of the tangible assets of the SPR Business as specified in the PRC Asset Acquisition Agreement. In addition, the Parties desire for the Seller Parties to agree to enter into and be bound by certain covenants and restrictions, including covenants to cause certain of the employees and consultants of the SPR Business to accept employment with CMED or its Affiliates (as defined below), covenants not to compete with CMED or its Affiliates (including the SPR Business), covenants not to solicit the employees or consultants of CMED or its Affiliates (including the Transferred Employees (as defined below)), and covenants to provide CMED or its Affiliates with transitional technical support to operate the Designated Assets, PRC IP Rights and Relevant IP Rights upon the request of CMED or its Affiliates. For the purpose of this Agreement, “PRC” shall mean the People’s Republic of China, excluding for the purposes of this Agreement, Hong Kong, Macao and Taiwan; and

G.	As an inducement for CMED and CMED Sub to consummate the Transaction (as defined below), the Seller Parties have agreed to make certain representations, warranties, covenants and other agreements in connection with the Assets, PRC IP Rights and Relevant IP Rights, all as set forth herein.

AGREEMENT

In consideration of the mutual promises, agreements, representations, warranties and provisions contained in this Agreement, the Parties, intending to be legally bound, hereby agree as follows:

SECTION 1.

PURCHASE AND SALE OF DESIGNATED ASSETS, PRC IP RIGHTS AND

RELEVANT IP RIGHTS

1.1	Designated Assets and PRC IP Rights to be Sold and Purchased.

(a)	Sale and Purchase of Designated Assets and PRC IP Rights. Subject to the terms and conditions of this Agreement, CMED and CMED Sub shall cause CMED WFOE, and the Seller Parties shall cause CytoTrend WFOE, to enter into a PRC asset acquisition agreement dated as of the Closing Date as defined in Section 2.1 hereunder by and between CMED WFOE and CytoTrend WFOE (the “PRC Asset Acquisition Agreement”), pursuant to which CytoTrend WFOE as the sole legal and beneficial owner shall sell, assign, transfer, convey and deliver, and CMED WFOE shall purchase, acquire and receive, free from any Liens, all right, title and interest in the Designated Assets and PRC IP Rights. For the purpose of this Agreement, “Liens” shall mean any pledge, lien (including, without limitation any Tax lien), collateral assignment, security interest, mortgage, deed of trust, title retention, conditional sale or other security arrangement, or any license, order or charge, or any adverse claim of title, ownership or use, or agreement of any kind restriction transfer, or any other encumbrance whatsoever.

(b)	PRC IP Rights Schedule. All PRC IP Rights shall be set out in a schedule prepared by the Seller Parties as of the Agreement Date (the “PRC IP Rights Schedule”).

(c)	Assets to be Purchased. From the Agreement Date, the Seller Parties shall cause CytoTrend WFOE to allow representatives of CMED Group to inspect from time to time during normal business hours all of its tangible assets related to the SPR Business, including, without limitation, all raw materials, works in progress, product inventory, supplies, samples, packaging, equipment and machinery (but excluding the asset set out in the Excluded Asset Schedule (the “Excluded Asset”)) (collectively, the “Assets”), upon the request of CMED Group. CMED WFOE shall be entitled, in its discretion, to purchase, and CytoTrend WFOE shall be required to sell, any of such tangible assets designated by CMED WFOE to CytoTrend WFOE in writing prior to the Closing (the “Designated Assets”). The price for the Designated Assets shall be determined in accordance with Section 1.7 below, and CytoTrend WFOE shall prepare a schedule of the Designated Assets which shall be attached to the PRC Asset Acquisition Agreement.

1.2	Relevant IP Rights to be Sold and Purchased.

(a)

Sale and Purchase of Relevant IP Rights. Subject to the terms and conditions of this Agreement, as of the Closing Date, the Seller as the sole legal and beneficial owner shall sell, assign, transfer, convey and deliver, and CMED Sub shall purchase, acquire and receive, free from any Liens, all right, title and interest in the Relevant IP Rights. For the avoidance of doubt, the Excluded IP set forth in Schedule 1.2(a) attached hereto are excluded from the sale and purchase contemplated under this Agreement.

(b)	Execution and Delivery of Instruments. The Seller covenants and agrees to duly execute and deliver all instruments of sale, conveyance, transfer and assignment, and all notices, releases, acquittances and other documents, and take all other actions that may be necessary to more fully grant, convey, transfer and assign, and deliver to, and vest in, CMED Sub the Relevant IP Rights hereby sold, conveyed, transferred and delivered, and further covenants and agrees to warrant and defend the sale, conveyance, transfer and assignment of the Relevant IP Rights against all persons, the costs of which shall be borne by the Seller.

(c)	Relevant IP Rights Schedule. All Relevant IP Rights are set out in Schedule 1.2(c) attached hereto prepared by the Seller Parties as of the Agreement Date (the “Relevant IP Rights Schedule”).

(d)	Relevant IP Rights. For the purpose of this Agreement, “Relevant IP Rights” shall mean all Intellectual Property (as defined below) used in the SPR Business as conducted at any time prior to the Closing Date or proposed to be conducted, and (if any), to the extent permitted by all applicable laws, all rights to causes of action and remedies under such Intellectual Property (including, without limitation the right to sue for past, present or future infringement, misappropriation or violation of rights related to the foregoing), in each case to the extent owned by the Seller Group, including any such rights set forth in the Relevant IP Rights Schedule attached hereto (including without limitation any and all software licenses used for imaging, data collection, processing, display, storage and/or analysis in the SPR Business), but is deemed to exclude the PRC IP Rights and the Excluded IP. Such Relevant IP Rights are set out in the Relevant IP Rights Schedule and do not include the PRC IP Rights.

(e)

Intellectual Property. For the purpose of this Agreement, “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (A) all United States, international and foreign (including PRC) patents and applications therefore and all reissues, re-examinations, renewals, extensions, supplemental protection certificates, certificates of invention, provisionals, substitutions, divisionals, continuations and continuations-in-part thereof; (B) all inventions (whether patentable or not), invention disclosures, discoveries, ideas, protocols, processes, methods, designs, techniques, formulas, improvements, trade secrets, confidential or proprietary information, know how, technology, technical data and customer and supplier list, and all documentation relating to any of the foregoing; (C) all copyrights and works of authorship in any media, copyright registrations and applications therefore and all other rights corresponding thereto throughout the world; (D) all mask works, mask work registrations and applications therefore; (E) all industrial designs and utility models and any registrations and applications therefore throughout the world; (F) all trade names, service names, brand names, trade dress, logos, symbols, common law trademarks and service marks; trademark and service mark registrations and applications therefore and all goodwill associated therewith throughout the world; (G) all databases and data collections and all rights therein throughout the world; (H) all computer software including all source code, object code, firmware, development tools, test suites, files, records and data, all media on which any of the foregoing is recorded, all Web addresses, sites and domain names; and (I) all documentation related to any of the foregoing irrespective of the media on which it is recorded, but (where applicable) excluding the Excluded IP.

(f)	PRC IP Rights. For the purpose of this Agreement, “PRC IP Rights” shall mean all patent applications filed in the PRC by CytoTrend WFOE with a PRC intellectual property state, government or public legal authority, all copyrights or works of authorship in the PRC and any related Intellectual Property used in the SPR Business, all as set forth in the PRC IP Rights Schedule, but (where applicable) excluding the Excluded IP.

1.3	No Assumed Liabilities. The Parties agree that none of CMED, CMED Sub or any of their Affiliates shall assume, pay, perform or discharge, or otherwise have any obligation or Liability whatsoever for any Liabilities in connection with the Assets, PRC IP Rights and Relevant IP Rights attributable to the period prior to Closing, which shall remain the sole responsibility of the Seller Parties; provided that as from the Closing, CMED Sub and CMED WFOE shall be responsible for the registration, maintenance and renewal fees of the PRC IP Rights and the Relevant IP Rights once the Requisite Actions (as defined below) have been completed. “Liabilities” (or when used with reference to a single item described below, “Liability”) shall mean debts, commissions, duties, fees, salaries, performance or delivery penalties, and obligations (whether pecuniary or not, including without limitation obligations to perform or forebear from performing acts or services), fines or penalties, whether accrued or fixed, absolute or contingent, matured or un-matured, determined or determinable, known or unknown, arising or existing anywhere in the world, including without limitation those arising under any law, action or governmental order, liabilities for Taxes and those arising under any contract, agreement, arrangement, commitment or undertaking of any kind whatsoever (whether written or oral, express or implied).

1.4	Updating of Schedules. At the Closing, the Seller Parties shall update and prepare, in good faith in a manner consistent with the PRC IP Rights Schedule and Relevant IP Rights Schedule as of the Agreement Date, and deliver updated PRC IP Rights Schedule and Relevant IP Rights Schedule as of the Closing Date to CMED Sub and its counsel, and all work papers and back-up materials relating thereto.

1.5

Consideration. In consideration for the sale of the Designated Assets, PRC IP Rights and Relevant IP Rights and subject to the terms and conditions set forth in this Agreement, CMED Sub agrees to pay the Seller the total consideration of US$345,000,000, being the aggregate of (a) the Net Signing Cash described in Section 1.6 below, (b) the Total Closing Cash described in Section 1.7 below, and (c) the right to receive the Deferred Payments pursuant to the terms and subject to the conditions set forth in Section 1.8 below and (d) US$22,000,000, which CMED Sub has previously paid to Supreme Well as a deposit pursuant to the Letter of Intent dated July 20, 2007 by and between CMED Sub and Supreme Well (the “Deposit”) ((a), (b) and (c) and (d) together, the “Consideration”). The Parties hereby agree that CMED Sub may, in its sole and absolute discretion, elect to pay all or any portion of the Consideration in RMB, calculated using the Exchange Rate. The “Exchange Rate” means the daily RMB/USD Dollar closing exchange rate set by the People’s Bank of China and published by the State Administration of Foreign Exchange at www.safe.gov.cn on the sixth (6th) Business Day preceding each applicable payment date set forth in Sections 1.6, 1.7 and 1.8 below, rounded to the nearest two decimal places. “Business Day” means any day except a Saturday, Sunday or a day on which banking institutions in the U.S., PRC or Hong Kong are obligated or permitted by law, regulation or governmental order to close.

1.6	Signing Payment. Within ten (10) Business Days after the Agreement Date: (a) CMED Sub shall pay to the Seller US$47,000,000 (the “Net Signing Cash”), being US$69,000,000 less the deposit, subject to withholding for Taxes (as defined below) pursuant to Section 2.3 below.

1.7	Closing Payment. At the Closing: (a) CMED Sub shall pay US$103,500,000 (the “Total Closing Cash”) less the PRC Allocated Closing Value (as defined below) to the Seller, subject to withholding for Taxes pursuant to Section 2.3 below; and (b) CMED and CMED Sub shall cause CMED WFOE to pay the PRC Allocated Closing Value to CytoTrend WFOE pursuant to the PRC Asset Acquisition Agreement. The “PRC Allocated Closing Value” means the purchase price to be paid on the Closing Date for the Designated Assets and the PRC IP Rights being sold pursuant to the PRC Asset Acquisition Agreement, which amount shall be the fair market value to be determined jointly by CytoTrend WFOE and CMED WOFE prior to the Closing Date, in RMB, and for the purpose of determining the Total Closing Cash (and components thereof), the USD equivalent of such RMB amount, calculated using the Exchange Rate. The amount of the Total Closing Cash, less the PRC Allocated Closing Value and Taxes that are withheld pursuant to Section 2.3 below, is referred to in this Agreement as the “Net Closing Cash”).

1.8

Deferred Payments. In addition to the Net Signing Cash and Total Closing Cash, CMED Sub shall deliver to the Seller, subject to the right of set-off provided in Section 8.2 below and for Taxes pursuant to Section 2.3 below, an amount of US$69,000,000, US$51,750,000 and US$51,750,000 in cash, on the last Business Day of the third (3rd), seventh (7th) and twelfth (12th) month after the Closing Date, respectively (each a “Deferred Payment” and collectively the “Deferred Payments”).

1.9	Set-off. Notwithstanding anything to the contrary in this Agreement, CMED Sub shall have the right to deduct from any unpaid amounts due to the Seller on the terms set forth in Section 8.2 below.

1.10	Taxes; Prorations. Unless otherwise required under any applicable laws, the Seller Group shall be responsible for and shall pay any Taxes arising or resulting from or in connection with the ownership of the Designated Assets, PRC IP Rights and Relevant IP Rights attributable to the period prior to the Closing Date. CMED Sub and CMED WFOE shall be responsible for and shall pay any Taxes arising or resulting from or in connection with ownership of the Designated Assets, PRC IP Rights and Relevant IP Rights attributable to the period after the Closing Date.

(a)	All real property, personal property, ad valorem or other similar Taxes (not including income Taxes) levied with respect to the Designated Assets, PRC IP Rights and Relevant IP Rights for a taxable period which includes (but does not end on) the Closing Date shall be apportioned between the Seller Group and CMED Sub and CMED WFOE based on the number of days included in such period through and including the Closing Date and the number of days included in such period after the Closing Date.

(b)	The term “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign (including the United States, PRC, Hong Kong and British Virgin Islands) Governmental Authority (as defined below), which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including but not limited to, federal income taxes and state income taxes, enterprise income taxes, business taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, social insurance contributions or payments (including housing funds), sales and use taxes, ad valorem taxes, value added taxes, customs duties, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges and fees, and other obligations of the same or of a similar nature to any of the foregoing, which are required to be paid, withheld or collected.

1.11	Employees; Transferred Employees.

(a)

Schedule 1.11 attached hereto sets forth all employees and consultants who perform any services for the SPR Business as of the Agreement Date prepared by the Seller Parties (the “Employees”). CMED shall have the right, in its sole discretion, to interview or cause any Affiliate of CMED to interview any or all of the Employees, and to offer or cause any Affiliate of CMED to offer, any or all of the Employees an employment or a consulting arrangement with CMED or an Affiliate of

CMED to commence immediately after the Closing (as defined below) on such terms and conditions as CMED shall agree with any such Employee (each such Employee that accepts CMED or its Affiliate’s offer of employment or consultancy is referred to herein as a “Transferred Employee”).

(b)	Upon acceptance by each Transferred Employee of the offer of the employment or consultancy with CMED or an Affiliate of CMED, the relevant Seller Group Member shall (i) effective as of the Closing terminate its existing employment or consulting contract with any such Transferred Employee and take such actions as are necessary or appropriate under applicable PRC labor laws so that CMED WFOE is not required to assume the seniority of any Transferred Employee and (ii) bear, solely for its own account, all severance and other related costs associated with terminating the employment or consultancy of any such Transferred Employee.

(c)	Other than the Transferred Employees, neither CMED nor its Affiliates shall be obligated to hire and shall not assume any obligations with respect to the Employees, and the Seller Parties shall be responsible for any and all continuing salary, benefits, severance and other costs of such Employees for the period before and after the Closing.

SECTION 2.

CLOSING

2.1

Closing Date. The closing (the “Closing”) of the purchase and sale provided for in this Agreement (the “Transaction”) shall be held at the offices of CMED, No. 24 Yongchang North Road, Beijing Economic-Technological Development Area, Beijing, P.R. China 100176 at 11:00 a.m. Beijing time on a date (the “Closing Date”) to be specified by CMED Sub and the Seller, which shall be no later than the fifth (5th) Business Day after satisfaction or waiver of the latest to occur of the conditions set forth in Section 7 below (other than the conditions contemplated to be satisfied (unless waived) on the Closing Date), unless another date, time or place is agreed to in writing by CMED and the Seller.

2.2	Actions at the Closing. At the Closing, the Parties shall take such actions and execute and deliver such agreements and other instruments and documents as necessary or appropriate to effect the Transaction in accordance with its terms, including without limitation the following:

(a)	At the Closing, the Seller Parties shall deliver or cause to be delivered to CMED Sub or CMED WFOE, as the case may be, the following:

(i)	resolutions unanimously approved by each of the boards of directors and the shareholders of the Seller Parties approving this Agreement, the Related Agreements (as defined below) and the consummation of the Transaction;

(ii)	all Designated Assets and PRC IP Rights will be delivered to CMED WFOE by delivery of possession thereto to CMED WFOE pursuant to the PRC Asset Acquisition Agreement;

(iii)	all Relevant IP Rights, to the extent in tangible form, will be delivered to CMED Sub by delivery of possession thereto to CMED Sub at No. 24 Yongchang North Road, Beijing Economic-Technological Development Area, Beijing, P.R. China 100176 or at such other place mutually agreed between CMED and the Seller;

(iv)	any and all documents necessary to properly record the assignment or transfer to CMED Sub of all of the Seller’s right, title and interest in and to the Relevant IP Rights, including an assignment agreement (the “Relevant IP Rights Assignment Agreement”) substantially in the form of Exhibit 2.2(a)(iv) attached hereto;

(v)	any and all documents necessary to properly record the assignment or transfer to CMED WFOE of all of CytoTrend WFOE’s right, title and interest in and to the PRC IP Rights, including an assignment agreement (the “PRC IP Rights Assignment Agreement”) substantially in the form as attached to the PRC Asset Acquisition Agreement;

(vi)	an asset transfer agreement or other legally valid instrument of transfer evidencing the transfer of Relevant IP Rights from CytoTrend WFOE to the Seller in form and substance satisfactory to CMED, duly executed by CytoTrend WFOE and the Seller (the “Asset Transfer Agreement”) and, to the extent deemed necessary or appropriate by CMED, duly filed with the requisite PRC Governmental Authorities; and

(vii)	all other documents, certificates, instruments or writings required to be delivered by the Seller Parties pursuant to this Agreement, including without limitation those documents set forth in Section 7.3 below.

(b)	At the Closing, CMED Sub shall deliver or cause to be delivered:

(i)	to the Seller, the Net Closing Cash by bank draft(s), subject to the right of CMED Sub to pay the Net Closing Cash in USD or RMB in its discretion as provided in Section 1.5 above;

(ii)	to CytoTrend WFOE, the PRC Allocated Closing Value pursuant to the terms of the PRC Asset Acquisition Agreement; and

(iii)	to the Seller, all other documents, certificates, instruments or writings required to be delivered by CMED at the Closing pursuant to this Agreement, including without limitation those documents set forth in Section 7.2 below.

(c)	At the Closing, CMED Sub and the Seller Parties shall deliver or cause to be delivered the PRC Asset Acquisition Agreement.

2.3	Tax Withholding. Notwithstanding anything in this Agreement to the contrary, the CMED Group shall be entitled to deduct and withhold from the portion of the Consideration otherwise payable pursuant to this Agreement and the PRC Asset Acquisition Agreement to the Seller and CytoTrend WFOE such amounts as the CMED Group is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), or any provision of United States state or local Tax law, PRC Tax law, Hong Kong Tax law, British Virgin Islands Tax law, or the Tax laws of any other jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the CMED Group, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller and CytoTrend WFOE in respect of which such deduction and withholding was made by the CMED Group.

SECTION 3.

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

In this Agreement, any reference to any event, change, condition or effect being “material” with respect to any entity or group of entities means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of such entity or group of entities. In this Agreement, any reference to a “Material Adverse Effect” with respect to any entity or group of entities means any event, change or effect that, when taken individually or together with all other adverse changes and effects, is or is reasonably likely to be materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations, results or prospects of such entity and its subsidiaries, taken as a whole, or to prevent or materially delay consummation of the Transaction or otherwise to prevent such entity and its subsidiaries from performing their obligations under this Agreement; provided, however, that without limiting the generality of the foregoing, the Parties agree that any event, change or effect that has an adverse impact on the Assets, PRC IP Rights and Relevant IP Rights in an aggregate amount equal to or greater than US$1,000,000 shall be deemed a Material Adverse Effect for purposes of this Agreement.

In this Agreement, any reference to a party’s “knowledge” means such party’s actual knowledge or knowledge such party would reasonably be expected to have of such matters, including with respect to corporate entities, the actual knowledge or knowledge such party would be reasonably expected to have after due and diligent inquiry of its officers, directors, shareholders (direct and indirect), and subsidiaries (direct and indirect), as well as other employees and consultants of such party, its shareholders (direct and indirect) or its subsidiaries (direct or indirect) that would reasonably be expected to have knowledge of such matters.

Each Seller Party hereby jointly and severally represents and warrants to CMED and CMED Sub that the statements contained in this Section 3 are true and correct as of the Agreement Date, except as expressly set forth in the disclosure schedule delivered by the Seller to CMED Sub on or before the Agreement Date (the “Disclosure Schedule”). The Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 3.

3.1	Organization, Standing and Power; Subsidiaries.

(a)	Each Seller Group Member is a company or corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Seller Group Member has the requisite corporate power and authority and all necessary approvals by the respective authorities to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted. Each Seller Group Member is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect on the Assets, PRC IP Rights and Relevant IP Rights or any Seller Group Member.

(b)	Neither CytoTrend WFOE, CytoTrend HK (other than with respect to CytoTrend WFOE) or Seller (other than with respect to CytoTrend HK and CytoTrend WFOE) owns, directly or indirectly any interest or any right to acquire interest in any corporation or other business entity or otherwise, directly or indirectly, controls, by way of security or otherwise any such entity. Section 3.1(b) of the Disclosure Schedule also contains a true and complete listing of the locations of all sales office and branch offices, manufacturing facilities, and any other office or facilities of the Seller Group, a true and complete list of all jurisdictions in which each Seller Group Member maintain any employees, and a true and complete list of all jurisdictions in which each Seller Group Member is duly qualified and licensed to transact business as a foreign corporation.

(c)	As of the Closing, there is not outstanding any contractual relationship, arrangement or undertaking between any Seller Group Member on one hand and any other Seller Group Member or any Seller Group Member’s direct or indirect shareholders, directors and officers on the other, in each case with respect to the SPR Business.

(d)	CytoTrend Biotech Engineering Limited-USA Inc., a corporation previously established under the laws of the State of Utah (“CytoTrend US”) was duly dissolved on September 29, 2008.

3.2	Authorization. Each Seller Group Member has all requisite corporate power and authority to enter into this Agreement, each of the agreements listed as an exhibit hereto or otherwise referenced herein (collectively, the “Related Agreements”) to which it is a party and to consummate the Transaction. The execution and delivery of this Agreement and the Related Agreements and the consummation of the Transaction have been duly authorized by all necessary corporate action on the part of each of Seller Group Member (as applicable), and no further action is required on the part of any Seller Group Member to authorize this Agreement, the Related Agreements and the consummation of the Transaction. This Agreement has been and the Related Agreements has been or will be, as the case may be, as of the Closing Date, duly executed and delivered by each of the Seller Group Member who is a party thereto. This Agreement and the Related Agreements constitute, or will constitute as of the Closing Date as applicable, assuming the due authorization, execution and delivery by the other parties hereto and thereto, the valid and legally binding obligation of each Seller Group Member who is a party thereto, enforceable by CMED and CMED Sub against each of Seller Group Members who is a party thereto in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors’ rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.3	No Conflict. The execution and delivery of this Agreement and the Related Agreements by each of the Seller Parties does not, and the consummation of the Transaction will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (any such event, a “Conflict”) (a) any provision of the charter documents of any Seller Group Member, or (b) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which any of the Seller Group Member or any of their respective properties or assets is subject, or (c) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to any Seller Group Member or their respective properties or assets, except for the Requisite Actions as set out in Schedule 3.3 (“Requisite Actions”).

3.4	Consents. No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission (“Governmental Authority”) or any third party, including a party to any agreement with any Seller Party (so as not to trigger any Conflict), is required by or with respect to any Seller Group Member in connection with the execution and delivery of this Agreement, the Related Agreements or the consummation of the Transaction except for the Requisite Actions.

3.5	No Undisclosed Liabilities. Except as set forth in Section 3.5 of the Disclosure Schedule, the Assets, PRC IP Rights and Relevant IP Rights are not subject to any Liability, indebtedness, obligation, expense, claim, deficiency or guaranty of any type, whether accrued, absolute, contingent, matured, unmatured or other of a nature.

3.6	Restrictions on Business Activities. There is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which any Seller Party is a party or otherwise binding upon any Seller Group Member which has or may reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of the CMED Group or the Seller Group or their respective Affiliates relating to the SPR Business or any acquisition of the Assets, PRC IP Rights and Relevant IP Rights or their use by the CMED Group. Without limiting the foregoing, no Seller Group Member has entered into any agreement pursuant to which any Seller Group Member is restricted from selling, licensing or otherwise distributing any of its technology or products relating to the SPR Business to or providing services relating to the SPR Business to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market relating to the SPR Business.

3.7	Title to Assets, PRC IP Rights and Relevant IP Rights; Absence of Liens and Encumbrances; Condition of Assets.

(a)	As of the Agreement Date, CytoTrend WFOE owns all of the Assets, PRC IP Rights and Relevant IP Rights, and holds good and valid title to all of the Assets, PRC IP Rights and Relevant IP Rights, and, subject to the Requisite Actions, has the complete and unrestricted power and authority and the unqualified right to sell, assign and deliver the Assets, PRC IP Rights and Relevant IP Rights free and clear of any Liens, as contemplated under this Agreement and the PRC Asset Acquisition Agreement. Immediately prior to the Closing, CytoTrend WFOE owns all of the Assets and PRC IP Rights, the Seller owns all of Relevant IP Rights, and each holds good and valid title to all of the Assets, the PRC IP Rights and Relevant IP Rights, respectively, and, subject to the Requisite Actions, each has the complete and unrestricted power and authority and the unqualified right to sell, assign and deliver: (i) the Assets and PRC IP Rights to CMED WFOE; and (ii) the Relevant IP Rights to CMED Sub, respectively. There is no action, proceeding, claim or, to the Seller Parties’ knowledge, investigation against any Seller Group Member or any of the Seller Group Member’s assets, properties or, as applicable, any of the Seller Group Member’s shareholders (direct or indirect), officers or directors, pending or, to the Seller Parties’ knowledge, threatened, at law or in equity, or before any court, arbitrator or other tribunal, or before any administrative law judge, hearing officer or administrative agency relating to or in any other manner impacting upon the Assets, PRC IP Rights and Relevant IP Rights. Except for the Requisite Actions, no restrictions will exist between the Agreement Date and the Closing Date on the Seller Group’s right to sell, assign, transfer, convey and deliver the Assets, PRC IP Rights and Relevant IP Rights as contemplated under this Agreement and the PRC Asset Acquisition Agreement.

(b)	CytoTrend US has validly and irrevocably transferred, under all applicable laws, all Intellectual Property held by it to CytoTrend WFOE, and has obtained from each Governmental Authority or any other third party all approvals, waivers and consents, if any, necessary for such transfer.

(c)	As of the Closing Date, CytoTrend WFOE has validly and irrevocably assigned, transferred, conveyed and delivered, under all applicable laws, all Relevant IP Rights held by it to the Seller, and has obtained from each Governmental Authority or any other third party all approvals, waivers and consents, if any, necessary for such transfer.

(d)	The Assets have been properly maintained and are in good working condition, and are in all respects in a condition that is adequate for the intended uses of such Assets, subject to continued repair and replacement in accordance with past practice.

3.8	Relevant IP Rights; Intellectual Property.

(a)	Section 3.8(a) of the Disclosure Schedule lists all Relevant IP Rights and lists any commencement or notice or to the knowledge of the Seller Parties, threat of any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office, the PRC State Intellectual Property Office and any other foreign equivalents (collectively, the “PTO”)) related to any of the Relevant IP Rights.

(b)	To the extent that any Relevant IP Rights has been developed or created by any person other than the Seller Group Members for which the Seller Group has, directly or indirectly, paid, a Group Company has a written agreement with such person with respect thereto and (i) as of the Agreement Date, the relevant Group Company thereby has, and (ii) immediately prior to the Closing, the Seller has obtained ownership of and is the exclusive owner of, all such Relevant IP Rights by operation of law or by valid assignment.

(c)	No Seller Group Member has transferred ownership of or granted any license of or right to use or authorized the retention of any rights to use any Relevant IP Rights, to any other person other than: (i) as of the Agreement Date, the Group Companies, and (ii) immediately prior to the Closing, the Seller.

(d)	The Relevant IP Rights constitute all the Intellectual Property (other than the PRC IP Rights and the Excluded IP) used in and/or necessary to the SPR Business as conducted at any time prior to the Closing Date or proposed to be conducted.

(e)	Section 3.8(e) of the Disclosure Schedule includes all Contracts (including licenses) to which any Seller Group Member is a party with respect to any Relevant IP Rights. With respect to each such Contract, there is no default (or event that with the giving of notice or passage of time would constitute a default by any Seller Group Member or, to the knowledge of the Seller Parties, any other party(ies) thereto). No person who has licensed Intellectual Property related to the SPR Business to the Seller Group has ownership rights or license rights to improvements made by the Seller Group in such Intellectual Property that has been licensed to the Seller Group, and all such Intellectual Property has been licensed to: (i) as of the Agreement Date, CytoTrend WFOE; and (ii) immediately prior to the Closing, the Seller. Neither the execution, delivery or performance of this Agreement or the Related Agreements, nor the consummation of the Transaction, do or will constitute a breach or default under such license, cause the forfeiture or termination of any right under such license, or materially impair the right to use, make, market, license, sell, offer for sale, import, copy, distribute or dispose of any Relevant IP Rights or portion thereof. There are no royalties or other payments payable by any Seller Group Member or any third person as a result of the ownership, use, manufacture, marketing, license-in, sale, offering for sale, importing, copying, distribution, or disposition of any Relevant IP Rights by the Seller Group, and none shall become payable as a result of the execution, delivery or performance of this Agreement or the Related Agreements, or consummation of the Transaction. For the purpose of this Agreement, “Contracts” shall mean all contracts, leases, subleases, customer accounts, promises, commitments, undertakings, guarantees, warranties, representations, grant of rights, licenses, registrations, authorizations and agreements, and any and all claims, rights of setoff or recoupment, causes of action, accounts receivable, contract rights, accounts and/or rights to reciprocal compensation arising under or in connection therewith.

(f)	No Seller Group Member is a party to or subject to any Contracts with any other person wherein or whereby such Seller Group Member has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, defend, hold harmless, guaranty or otherwise assume or incur any Liability or provide a right of rescission with respect to the infringement or misappropriation by any Seller Group Member or such other person of the Intellectual Property of any person in connection with the SPR Business.

(g)

Each Relevant IP Right is valid, enforceable and subsisting, and except for the Requisite Actions, all necessary registration, maintenance and renewal fees in connection with such Relevant IP Rights have been paid and all necessary documents and certificates, including the notification of any change of the owner’s and/or applicant’s trade name or address in connection with such Relevant IP Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Relevant IP Rights. There are no actions that have not been taken by the Seller Group as of the Agreement Date nor any actions (other than those in relation to the Seller Party Restructuring which shall be completed on or before the Closing and the transactions contemplated under this Agreement) that must be taken by any Seller Group within sixty (60) days of the Agreement Date (including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting, preserving or renewing any Relevant IP Rights or the assignment thereof to the Seller Group). In each case in which any Seller Group Member has acquired any Relevant IP Rights from any person, the Seller Group Member has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights expressed to be acquired in such Relevant IP Rights (including, where applicable and to the extent permitted by all applicable laws, the right to seek past and future damages with respect to such Relevant IP Rights) (i) as of the Agreement Date, to CytoTrend WFOE, and (ii) immediately prior to the Closing, to the Seller.

(h)	There is no Contract (including licenses) between any Seller Group Member and any other person with respect to Relevant IP Rights under which there is any dispute known to the Seller Group or its shareholders regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by a Seller Group Member thereunder.

(i)	To the knowledge of the Seller Parties, no person is infringing or misappropriating any Relevant IP Rights.

(j)	The Seller Group has taken all necessary steps to protect the Seller Parties’ rights in confidential information and trade secrets in connection with the Relevant IP Rights, and as of the Agreement Date, all of the SPR Business’ current and former employees and consultants have irrevocably assigned or otherwise transferred to the Group Companies all of their respective right, title and interest in the Relevant IP Rights. Immediately prior to the Closing, the Seller Group Members shall have assigned all of their respective right, title and interests in the Relevant IP Rights to the Seller, free and clear of any Liens. Without limiting the foregoing, the Seller Group has and uses all necessary efforts to enforce a policy requiring each current and former employee, consultant and contractor involved in the research and development of any nature related to the Relevant IP Rights to execute proprietary information, confidentiality and assignment agreements substantially in the form which has been approved in writing by CMED Sub (true and correct copies of which have been provided to CMED Sub), and all current and former employees, consultants and contractors involved in the research and development of any nature related to the Relevant IP Rights of the Seller Group Members in connection with the SPR Business have executed such an agreement. No current or former employee or consultant of the Seller Group or the SPR Business is in violation of any term in connection with covenant of any such agreement.

(k)	No Relevant IP Right is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Seller Group or may affect the validity, use or enforceability of the Relevant IP Rights.

(l)	No Seller Group Member has any agreement or arrangement between such Seller Group Member and any person or entity that would permit such person or entity or any other party to obtain a copy of any Seller Party’s source code and program documentation (or any portion thereof) upon a change of control, or the liquidation, dissolution or winding up of the SPR Business or upon termination, breach or alleged breach of any contract or agreement between a Seller Group Member and such person or entity, or under any other circumstances in connection with the SPR Business. Without limiting the generality of the foregoing, no portion of the software products in connection with the Relevant IP Rights is subject to the provisions of any open source or other third party license agreement that (i) requires the distribution of source code in connection with the distribution of such software in object code form; (ii) prohibits or limits any Seller Group Member from charging a fee or receiving consideration in connection with sublicensing or distributing such licensed software (whether in source code or object code form); or (iii) allows a customer or requires that a customer have the right to decompile, disassemble or otherwise reverse engineer the software by its terms and not by operation of law.

(m)	Section 3.8(m) of the Disclosure Schedule lists all software, documentation, or other material that is distributed, used by the SPR Business in any way, incorporated or made available as “free software,” “open source software” or under a similar licensing or distribution terms (“Open Source Materials”), including without limitation pursuant to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Free Documentation License (FDL), Logica Open Source License, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License, or any Creative Commons License (together, the “Open Source Terms”), and describes the manner in which such Open Source Materials were used (such description shall include whether the Open Source Materials were modified and/or distributed by the SPR Business). Each Seller Group Member has complied, and is in compliance with, all applicable Open Source Terms.

(n)	No government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of the Relevant IP Rights. No current or former employees or consultants of the SPR Business performed services for the government, a university, college, other educational institution, or a research center during the time when such person was also performing services for the SPR Business, the performances of services for such entity of which has not and will not result in the claim, grant or right to any Relevant IP Rights to the entity for which such consultant provided services.

(o)	The SPR Business has complied with all laws and privacy policies relating to (i) the privacy of users of the products and services of the SPR Business and (ii) the collection, use, storage, and transfer of any personally identifiable information collected by the SPR Business or by third parties having authorized access to the record of the SPR Business. The execution, delivery, and performance of this Agreement, the Related Agreements and the consummation of the Transaction comply with all laws and regulations relating to privacy and each Seller Group Member’s privacy policies. The current and prior privacy policies of the Seller Group, including any policies on any Seller Group Member’s web site, are attached to Section 3.8(o) of the Disclosure Schedule.

(p)	The disclosure by the Seller Group to the CMED Group, and the use and further disclosure by the CMED Group to other persons, of the Relevant IP Rights transferred to CMED Sub hereunder will not violate any privacy policy, data sharing agreement, confidentiality agreement, or non-disclosure agreement of which any Seller Group Member is a party, or infringe or violate the privacy rights of any third party.

(q)	Section 3.8(q) of the Disclosure Schedule contains a list of all industry standards bodies or similar organizations that any Seller Group Member is now or ever was a member or promoter of, or a contributor to, or otherwise participated in. None of the Seller Group or the CMED Group or their respective Affiliates is or could be, as a result of such activities, obligated to grant or offer to any other Person (as defined below) any license or right to any Relevant IP Rights, or otherwise restricted or impaired in its ability to assert or enforce any Relevant IP Rights against any other Person. The Seller Group has provided to the CMED Group complete and accurate copies of all agreements, contracts, covenants, instruments, leases, commitments, licenses, policies and rules to which any Seller Group Member is a party or by which any Seller Group Member is bound relating to Intellectual Property rights of each standards body or similar organization identified in the Disclosure Schedule.

3.9	Governmental Authorization. Section 3.9 of the Disclosure Schedule accurately lists each consent, license, permit, certificate, grant or other authorization issued to any Seller Group Member by a Governmental Authority presently required by the Seller Group and presently held by the Seller Parties in connection with the Assets, PRC IP Rights and Relevant IP Rights (herein collectively called “Authorizations”). The Authorizations are in full force and effect and constitute all Authorizations required for the Seller Group with respect to the Assets, PRC IP Rights and Relevant IP Rights.

3.10	Litigation. There is no action, suit or proceeding of any nature pending, or, to the Seller Parties’ knowledge, threatened, before any court or administrative agency against any Seller Group Member, the Assets, PRC IP Rights and Relevant IP Rights, nor, to the knowledge of the Seller Parties, is there any reasonable basis therefore. There is no investigation pending or, to the Seller Parties’ knowledge threatened, against any Seller Group Member, the Assets, PRC IP Rights and Relevant IP Rights (nor, to the knowledge of the Seller Parties, is there any reasonable basis therefore) by or before any Governmental Authority. No Governmental Authority has at any time challenged or questioned the legal right of the Seller Group to hold any interest in the Assets, PRC IP Rights and Relevant IP Rights.

3.11	Minutes. The minutes of the Seller Group furnished to counsel for CMED constitute the entirety and the only minutes of the board of directors or other supervisory body of the Seller Group and all committees thereof, and of the meetings of the security holders of the Seller Group, and contain true and accurate copies of all resolutions adopted by the board of directors or other supervisory body of the Seller Group and all committees thereof, and their respective security holders, in each case since the time of incorporation or formation.

3.12	Environmental Matters.

(a)	Hazardous Material. No Seller Group Member has: (i) operated any underground storage tanks at any property that has at any time been owned, operated, occupied or leased by such entities; or (ii) released any material amount of any substance that has been designated by any Governmental Authority or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances, hazardous waste, or similar classification pursuant to the applicable law (a “Hazardous Material”). No Hazardous Materials are present, as a result of the deliberate actions of any Seller Group Member, or, to the knowledge of the Seller Parties, as a result of any actions of third parties or otherwise, in, on or under any property in a manner that would violate applicable law in effect on or before the date hereof, including the land and the improvements, ground water and surface water thereof, that any Seller Group Member has at any time owned, operated, occupied or leased.

(b)	Hazardous Materials Activities. The Seller Group has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Agreement Date, nor has any Seller Group Member disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to as “Hazardous Materials Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Authority in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c)	Permits. The Seller Group currently holds all environmental approvals, permits, licenses, clearances and consents (the “Environmental Permits”) necessary for the conduct of the Seller Group’s Hazardous Material Activities, respectively, and other businesses of the Seller Group as such activities and businesses are currently being conducted and proposed to be conducted.

(d)	Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of the Seller Parties, threatened concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Seller Group. The Seller Parties are not aware of any fact or circumstance that could involve any Seller Group Member in any environmental litigation or impose upon any Seller Group Member in any environmental Liability.

3.13	Brokers’ and Finders’ Fees. The Seller Group and their shareholders (direct or indirect) have not incurred, nor will they incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Related Agreements or the consummation of the Transaction.

3.14	Labor Matters.

(a)	No Seller Group Member is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by any Seller Group Member or the SPR Business, and currently there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit that could affect any Seller Group Member or the SPR Business.

(b)	There are no controversies, strikes, slowdowns or work stoppages pending or, to the knowledge of the Seller Parties, threatened between any Seller Group Member and any of the Seller Group Member’s or the SPR Business’ employees, and no Seller Group Member has experienced any such controversy, strike, slowdown or work stoppage within the past (3) three years.

(c)	No Seller Group Member has breached or otherwise failed to comply with the provisions of any collective bargaining or union contract in respect of the SPR Business and there are no grievances outstanding against any Seller Group Member under any such agreement or contract.

(d)	The Seller Group has been and is in compliance with all applicable laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority. No Seller Group Member is liable for any arrears of wages or any taxes or penalties with respect to the foregoing.

(e)	There is no claim with respect to employment discrimination, payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed by or consulting for any Seller Group Member or the SPR Business.

3.15	Employees of the Business.

(a)	All current and former employees and consultants of the Seller Group in relation to the SPR Business are under written obligation to the relevant Group Company, as applicable, to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment or service during such employment or service and for a reasonable period thereafter and to assign to the relevant Group Company, all inventions made by them within the scope of their employment or service. Immediately prior to the Closing, all confidential or proprietary information assigned by current and former employees and consultants of any Seller Group Member in relation to the SPR Business, to the extent related to the Assets, PRC IP Rights and Relevant IP Rights, have been assigned by the relevant Group Company to the Seller or CytoTrend WFOE. To the knowledge of the Seller Parties, no current or former employee or consultant of the Seller Parties in relation to the SPR Business is in violation of any term of any employment agreement, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer restricting the right of any such person or entity to be employed or otherwise engaged by CMED, CMED Sub, or any Seller Party because of the nature of the SPR Business or the use of trade secrets or proprietary information of others.

(b)

Section 3.15(b) of the Disclosure Schedule contains a true, complete and correct list setting forth (i) the names, job descriptions/titles, current compensation rate (including but not limited to salary, commission and bonus compensation, and withholdings (including social insurance and social housing withholding)), date of hire, vacation accrual rate and accrued vacation time of the employees and consultants of the SPR Business (“Employees”), and (ii) the amounts of any and all 13th month bonuses, annual wage supplements or similar bonuses. No Seller Group Member has received notice from any Employee that he or she is terminating his or her employment or consultancy with the Seller Group or the SPR Business, and to the knowledge of the Seller Parties, no Employee intends to terminate his or her employment or consultancy with the Seller Group or the SPR Business, as the case may be, except as specifically required pursuant to this Agreement.

3.16	Insurance. Section 3.16 of the Disclosure Schedule lists all insurance policies and fidelity bonds covering the Assets, PRC IP Rights and Relevant IP Rights (if any). There is no claim by any Seller Group Member pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid, and the Seller Group is otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). The Seller Parties have no knowledge of any threatened termination of, change to named insured under, premium increase or other material amendment with respect to, any of such policies.

3.17	Certain Advances; Guaranties. There are no receivables in connection with the Assets, PRC IP Rights and Relevant IP Rights owing by any director, officer, employee, consultant of the Business or owing by any Affiliate of any director, officer, employee, or consultant of the Business. No Seller Group Member has agreed to, or assumed, any obligation or duty to guaranty or otherwise assume or incur any Liability of any other Seller Group Member in connection with the SPR Business.

3.18	Compliance with Laws. The Seller Group has, in respect of the Assets, PRC IP Rights and Relevant IP Rights, complied in all material respects with, is not in violation in any material respect of, and has not received any notices of violation with respect to, any foreign (including PRC, Hong Kong and British Virgin Islands), federal, state or local statute, law or regulation.

3.19	Warranties; Indemnities. No Seller Group Member has given any warranties or indemnities relating to the Assets, PRC IP Rights and Relevant IP Rights in connection with the SPR Business except as set forth in Section 3.19 of the Disclosure Schedule.

3.20	Complete Copies of Materials. The Seller Parties have delivered true and complete copies of each document that has been requested by CMED or its counsel in respect of the SPR Business or in respect of these representations and warranties.

3.21	Offers. Since April 1, 2008, the Seller Group, its shareholders (direct and indirect), directors, officers, employees, consultants, agents and representatives have suspended or terminated, and have the legal right to suspend or terminate, all negotiations and discussions with respect to any offer or proposal for, or any indication of interest in, other than the Transaction, any (i) sale, license, disposition or acquisition of all or a material portion of the Assets, PRC IP Rights and Relevant IP Rights, (ii) issuance, grant, disposition or acquisition of (A) any shares or other equity security of any Seller Group Member or its Affiliates, (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire any shares of any Seller Group Member or its Affiliates, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any share or other equity security of any Seller Group Member or its Affiliates; or (iii) any merger, consolidation, business combination, share exchange, reorganization or similar transaction involving any Seller Group Member or its Affiliates.

3.22	Corporate Approvals. The boards of directors or other supervisory bodies, as applicable, of each Seller Group Member have unanimously approved this Agreement, the Related Agreements, and the consummation of the Transaction.

3.23	Certain Business Practices.

(a)	The Seller Group has complied with the U.S. Foreign Corrupt Practices Act (“FCPA”) and any applicable PRC anti-corruption laws with respect to the SPR Business. No Seller Group Member has, to obtain or retain business for the SPR Business in contravention of the FCPA and any applicable PRC anti-corruption laws, directly or indirectly offered, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment with a value in excess of US$100 in the aggregate to any one individual in any year) or any commission payment to: (i) any person who is an official, officer, agent, employee or representative of any Governmental Authority or of any existing or prospective customer (whether or not government owned); (ii) any political party or official thereof; (iii) any candidate for political or political party office; or (iv) any other individual or entity; while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual, or any entity affiliated with such customer, political party or official or political office (collectively, “Prohibited Payments”).

(b)	Each Seller Group Member has made all payments relating to the SPR Business to third parties in compliance with the laws of the PRC, US (regardless of whether the Seller Group Members are currently subject to US law) and any other applicable jurisdiction.

(c)	Each transaction in respect of the SPR Business is properly and accurately recorded on the books and records of the Seller Group, and each document in respect of the SPR Business upon which entries in the Seller Group’s books and records are based is complete and accurate in all respects. The Seller Group maintains a system of internal accounting controls adequate to insure that the Seller Group maintains no off-the-books accounts and that the Seller Group’s assets are used only in accordance with the Seller Group’s management directives.

(d)	The Seller Group has at all times been in compliance with all legal requirements relating to export control and trade embargoes. No product sold or service provided by the SPR Business during the last five (5) years has been, directly or indirectly, sold to or performed on behalf of Cuba, Iraq, Iran, Libya or North Korea.

(e)	The Seller Group has not violated the anti-boycott prohibitions contained in 50 U.S.C. 2401 et seq. or taken any action that can be penalized under Section 999 of the Code. During the five (5) years immediately preceding the Closing Date, no Seller Group Member has been a party to, or a beneficiary under or performed any service or sold any product of the SPR Business to customers in Bahrain, Iraq, Jordan, Kuwait, Lebanon, Libya, Oman, Qatar, Saudi Arabia, Sudan, Syria, United Arab Emirates or the Republic of Yemen.

3.24	Disclosure. Each Seller Group Member has disclosed to CMED and CMED Sub in writing all material information relating to the SPR Business, the Agreement, the Related Agreements and the consummation of the Transaction. No representation or warranty contained in this Agreement or the Related Agreements, and no statement contained in the Disclosure Schedule or in any certificate, list, business plan or other writing furnished to CMED, CMED Sub or its advisors (including the financials), contains any untrue statement of material fact or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances in which they are made, not misleading.

SECTION 4.

GUARANTY

Each Seller Party hereby jointly, severally and unconditionally guarantees the full and complete discharge and performance of each and every other term, covenant, Liability, obligation and warranty contained in this Agreement and the Related Agreements by each other Seller Party (the “Seller Party Guaranty”). CMED hereby jointly, severally and unconditionally guarantees the full and complete discharge and performance of each and every other term, covenant, Liability, obligation and warranty contained in this Agreement and the Related Agreements by CMED Sub (“CMED Guaranty”, and together with the Seller Party Guaranty, the “Guarantees”). The Seller Party Guaranty and the CMED Guaranty are continuing guarantees of the obligations of the Seller Parties and CMED Sub, respectively. Each Seller Party and CMED acknowledges that there are no conditions precedent to the effectiveness of the Guarantees, and that the Seller Party Guaranty and the CMED Guaranty are in full force and effect and is binding on each Seller Party and CMED, respectively, as of the Agreement Date. Each Seller Party and CMED waives the benefit of any statute of limitations affecting any Seller Parties’ Liability or CMED Sub’s Liability hereunder or the enforcement thereof and the Seller Parties and CMED agree that any act which shall toll any statute of limitations applicable thereto shall similarly operate to toll such statute of limitations applicable to the Seller Parties’ Liability or CMED’s hereunder.

SECTION 5.

REPRESENTATIONS AND WARRANTIES OF CMED AND CMED SUB

CMED and CMED Sub jointly and severally represent and warrant to the Seller that the statements contained in this Section 5 are true and correct on or before the Agreement Date.

5.1	Organization, Good Standing and Qualification. Each of CMED and CMED Sub is a company or corporation duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization. Each of CMED and CMED Sub has the requisite corporate power and authority and all necessary approvals by the respective authorities to own, lease and operate its properties and to carry on its business as now being conducted, and to carry out the Transaction. Each of CMED and CMED Sub is duly qualified to transact business and in good standing in each jurisdiction where the failure so to qualify would have a Material Adverse Effect on its business or properties.

5.2	Authorization. All corporate action on the part of each of CMED, CMED Sub necessary for the authorization, execution and delivery of this Agreement and the Related Agreements, the performance of all obligations of CMED and CMED Sub hereunder and thereunder has been taken or will be taken prior to the Closing, and this Agreement and the Related Agreements, when executed and delivered by CMED and CMED Sub shall constitute the valid and legally binding obligations of CMED and CMED Sub, enforceable against CMED and CMED Sub in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors’ rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

5.3	No Violation. Neither the execution and delivery of this Agreement or the Related Agreements nor the consummation of the Transaction, each by CMED or CMED Sub, will violate any provisions of the charter documents of CMED or CMED Sub or violate, or be in conflict with, any statute or law or any judgment, decree, order, regulation, or rule of any Governmental Authority that CMED or CMED Sub is subject to.

SECTION 6.

ADDITIONAL AGREEMENTS

6.1

Expenses. All fees and expenses incurred in connection with this Agreement and the Transaction, including, without limitation, all legal, accounting, financial advisory, appraisal, consulting, broker, and all other fees and expenses of third parties and all bonus, retention, relocation (if applicable), incentive and severance payments and costs paid or incurred by the Parties in connection with the Transaction (collectively, “Transaction Expenses”), shall be borne by the party incurring such expense. For the avoidance of doubt, all Transaction Expenses of the Seller Parties shall be jointly and severally borne by the Seller Parties and shall not be payable by CMED or CMED Sub. The Seller Parties shall be jointly and severally responsible for any of their Liability caused by them and payment of any local, state, federal and foreign sales, use, stamp or similar Taxes or duties incurred by the Seller Parties in connection with the Transaction. CMED and CMED Sub shall be jointly and severally responsible for any of their Liability and payment of any local state, federal and foreign sales, use, stamp or similar Taxes or duties incurred by CMED and CMED Sub in connection with the Transaction.

6.2	Conduct of the Business. During the period from the Agreement Date to the Closing Date, the Seller Parties shall and shall cause the Seller Group to (except to the extent expressly contemplated by this Agreement, or as consented to in writing by CMED or CMED Sub in their reasonable discretion) carry on the SPR Business in the usual, regular and ordinary course, consistent with past practice, in substantially the same manner as heretofore conducted, to pay debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing SPR Business shall be unimpaired. The Seller Parties shall and shall cause the Seller Group to promptly notify CMED and CMED Sub of any event or occurrence not in the ordinary course of the SPR Business, consistent with past practice, and of any event which could have a Material Adverse Effect on any Seller Group Member, the Assets, PRC IP Rights and Relevant IP Rights, or which could reasonably be expected to result in the representations and warranties of the Seller Parties in this Agreement or the Related Agreements not being true and correct as of the Closing, or prevent the Seller Group from performing or cause the Seller Group not to perform the Seller Parties covenants under this Agreement or the Related Agreements.

6.3

No Solicitation. Until the Long-Stop Date (as defined below), the Seller Parties shall not, and shall not permit any Seller Group Member and the members of the boards of directors of such Seller Group Member, and their respective Affiliates, officers, directors, employees or other agents of each of the foregoing, directly or indirectly, (a) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined below) or (b) engage in negotiations with, continue negotiations with or disclose any nonpublic information relating to the SPR Business, (c) afford access to the properties, books or records of the SPR Business to, any person that has advised that it may be considering making, or that has made, an Acquisition Proposal, or (d) enter into any agreement with any Person providing for the acquisition of all or any portion of the SPR Business or any Seller Group Member. The Seller Parties will promptly (within 24 hours) notify CMED Sub in writing after receipt of any Acquisition Proposal or any notice that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the SPR Business or for access to the properties, books or records of the SPR Business by any person that has advised any Seller Group Member that it may be considering making, or that has made, an Acquisition Proposal and will keep CMED Sub fully informed of the status and details of any such Acquisition Proposal notice or request. For purposes of this Agreement, “Acquisition Proposal” shall mean any transaction involving: (i) the sale, license, disposition or acquisition of all or a material portion of the assets of the SPR Business or of any Seller Group Member; (ii) the issuance, grant, disposition or acquisition of (A) any capital stock or other equity security of any Seller Group Member, (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of any Seller Group Member, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of any Seller Group Member; or (iii) any merger, consolidation, business combination, share exchange, reorganization or similar transaction involving any Seller Group Member.

6.4	Access to Facilities and Employees; Cooperation. For a period of five (5) years following the Agreement Date, the Seller Parties shall not, and shall not permit any Seller Group Member or other party to, dispose of or destroy any of the books and records of any of the Seller Group Member in their possession with respect to the Assets (or Designated Assets from and after Closing), PRC IP Rights and Relevant IP Rights, for any periods prior to the Survival Date (as defined below) without offering to turn over possession thereof to CMED Sub by written notice to CMED Sub at least thirty (30) days prior to the proposed date of such disposition or destruction. From and after the Agreement Date up to the Survival Date, each of the Seller Parties agrees to make available all books, records, facilities, employees, non-employee agents (such as patent and regulatory counsel) and information with respect to the Assets, PRC IP Rights and Relevant IP Rights necessary for CMED, CMED Sub and their respective Affiliates and advisors, and financing sources in their possession, power or control, excluding: (a) any such materials already provided by the Seller Parties to CMED or its respective Affiliates and advisors, (b) any such materials generated by CMED and its Affiliates and advisors after the Closing Date, and (c) any such materials related only to the Assets which are not the Designated Assets at Closing. Until the earlier of the termination of this Agreement or the Closing Date, the Seller Parties shall and shall cause the Seller Group Members and the members of the boards of directors of each of the foregoing shall allow CMED and CMED Sub and their respective Affiliates and advisors to have, upon reasonable notice, free access to the premises and the Employees for discussions regarding employment or consultancy with CMED, CMED Sub or their respective Affiliates, as applicable. The Seller Parties will use their respective best efforts to offer the Employees selected by CMED and CMED Sub for employment or consultancy with CMED or an Affiliate of CMED, as applicable.

6.5

Confidentiality. Each of CMED, CMED Sub and the Seller Parties shall, and the Seller Parties shall cause the Seller Group and its shareholders (direct and indirect) to, keep confidential and not make use of any information treated by any other Party as confidential (including, without limitation, the existence of this Agreement, the Related Agreements, the consummation of the Transaction or the failure of such a consummation), obtained from disclosing party concerning the assets, properties, business or operations of the other party other than to legal counsel, consultants, financial advisors, key employees, lenders and investment bankers where such disclosure is related to the performance of obligations under this Agreement or the consummation of the Transaction (all of whom shall be similarly bound by the provisions of this Section 6.5), except as may be required to be disclosed by applicable law or as may be required to obtain the consents, waivers or releases from any Governmental Authority or other third party. Each of the Seller Parties shall, and shall cause the Seller Group, its shareholders (direct and indirect) and Employees to, keep confidential and not make use of any Assets, PRC IP Rights and Relevant IP Rights, except as may be required to be disclosed by applicable law, as may be required to obtain the consents, waivers or releases from any Governmental Authority or other third party, or in connection with the authorized performance of duties as an employee or consultant of CMED or its Affiliates. Notwithstanding the foregoing, the foregoing confidentiality restrictions shall not apply to any information which (a) becomes generally available to the public through no fault of the receiving party or its employees, agents or representatives; (b) is independently developed by the receiving party without benefit of the above-described information (and such independent development is substantiated in writing), or rightfully received from another source on a non-confidential basis; (c) when such disclosure is required by a Governmental Authority or is otherwise required by law or is necessary to establish rights under this Agreement or any agreement contemplated hereby, provided that (i) the disclosing party has taken all reasonable efforts to limit the scope of such disclosure and to protect the confidential nature of the information disclosed and (ii) that the non-disclosing party shall provide prompt notice of such court order or requirement to the disclosing party to enable the disclosing party or non-disclosing party to seek a protective order or otherwise prevent or restrict such disclosure.

6.6	Public Announcements. No Party hereto shall without the prior written consent of the other parties (which consent shall not be unreasonably withheld) disclose to any third party (other than to legal counsel, consultants, financial advisors, key employees, lenders and investment bankers where such disclosure is related to the performance of obligations under this Agreement, the Related Agreements or the consummation of the Transaction) the existence of this Agreement, the identity of the other parties hereto or the Transaction except (i) as required by law, (ii) as reasonably necessary to obtain any consents, waivers or releases from any Governmental Authority or other third party, or (iii) as reasonably requested by any Governmental Authority. Notwithstanding the foregoing, following the Agreement Date, CMED and its Affiliates may disclose to third parties the existence of this Agreement, the identity of the other parties hereto or the Transaction without the prior written consent of the other Parties hereto.

6.7

Cooperation. Each Party will cooperate with the other Parties, their counsel and accountants in connection with any steps required to be taken as part of its obligations under this Agreement and the Related Agreements and the consummation of the Transaction, including without limitation, obtaining from the relevant Governmental Authorities of all consents, licenses, filings and registrations required under PRC law and other applicable law for the transfer and assignment of the Designated Assets,

PRC IP Rights and Relevant IP Rights as contemplated under this Agreement. The Seller Parties will use their best efforts to cause all conditions to this Agreement to be satisfied as promptly as possible and to obtain all consents and approvals necessary for the due and timely performance of this Agreement and the Related Agreements, for the satisfaction of the conditions hereof and thereof, and to consummate the Transaction. No party will undertake any course of action inconsistent with this Agreement or which would make any representations, warranties or agreements made by such party in this Agreement untrue or any conditions precedent to this Agreement or the Related Agreements unable to be satisfied at or prior to the Closing.

6.8	Notification of Claims. Until the Survival Date, the Seller Parties shall promptly notify CMED Group in writing of the commencement or threat of any claims, litigation or proceedings against or affecting any of the Seller Parties or the Assets (or the Designated Assets from and after Closing), PRC IP Rights and Relevant IP Rights.

6.9	Release. Subject to the Closing, each Seller Party hereby agrees, and shall use its best efforts to cause the Seller Group, its successors, assigns and Affiliates to agree, to waive, release, and discharge CMED, CMED Sub, and their present and former subsidiaries, divisions, departments, predecessors, partners, joint ventures, directors, officers, shareholders, agents, employees, successors, assigns, and any and all other Affiliates from any and all claims, rights, demands, debts, obligations, damages or accountings of whatever nature in respect of the Assets, PRC IP Rights and Relevant IP Rights, that it may have or may have had, arising on or prior to the Closing Date (other than the rights and obligations hereunder or under the Related Agreements), whether known or unknown, asserted or unasserted other than acts or conduct constituting fraud or intentional misconduct; provided, however, that the foregoing waivers, releases and discharges do not affect in any respect the rights and obligations of the Parties pursuant to this Agreement and the Related Agreements. For the purpose of this Agreement, “Affiliate” means, with respect to any means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a Governmental Authority (or any department, agency, or political subdivision thereof) or any other type of entity (each, a “Person”), (a) any Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with the specified Person; (b) any Person that is a director or officer of, partner in, or trustee of, or serves in a similar capacity with respect to, the specified Person or of which the specified Person is a director, officer, partner, or trustee, or with respect to which the specified Person serves in a similar capacity; or (c) any Person that directly or indirectly through one or more intermediaries is the beneficial owner of 10% or more of any class of equity securities of the specified Person or of which the specified Person is directly or indirectly through one or more intermediaries the owner of 10% or more of any class of equity securities. For purposes of this definition, “control” as applied to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.

6.10	Further Acts.

(a)	After the Closing Date, each Party hereto, at the request of and without any further cost or expense to the other parties (except as expressly provided in this Agreement), will take any further actions necessary or desirable to carry out the purposes of this Agreement and to vest in CMED Sub and CMED WFOE full title to all the Designated Assets, PRC IP Rights and Relevant IP Rights. In addition, without in any way limiting the generality of the foregoing, the Seller Parties hereby agree to, upon the request of CMED Group, take at such Seller Parties’ expense any and all further actions necessary or desirable to carry out the assignment or transfer of all Relevant IP Rights from the Seller to CMED Sub and the assignment or transfer of all PRC IP Rights from CytoTrend WFOE to CMED WFOE.

(b)	After the Closing Date, if any Designated Assets, PRC IP Rights and Relevant IP Rights continue to be owned, held or titled by any Seller Party, then the Seller Parties shall within three (3) Business Days of its discovery of such ownership, holding or titling, or within three (3) Business Days of a request by CMED or CMED Sub, transfer and assign (or cause to be transferred and assigned) to CMED or any Person designated by CMED, all of such Seller Party’s right, title and interest in such property or asset. Such transfer or assignment shall be at the sole expense of the Seller Parties.

6.11	CytoTrend Non-Competition Covenant.

(a)	For a period of five (5) years following the Closing (the “Restricted Period”), the Seller Parties shall not, directly or indirectly, and shall not cause or permit any other Seller Group Member or any Employee to, without the prior written consent of CMED or CMED Sub (i)(x) engage in a Competitive Business Activity (as defined below) anywhere in the Restricted Territory (as defined below), or (y) interfere with the SPR Business or business of the CMED Group or their respective Affiliates, or approach, contact or solicit any supplier, customers or potential suppliers or customers of the CMED Group or their respective Affiliates in connection with a Competitive Business Activity, and (ii) during the Restricted Period, the Seller Parties shall not, directly or indirectly, and shall not cause or permit any other Seller Group Member or Employee to, solicit, encourage, entice, influence, induce or take any other action which is intended to solicit, encourage, entice, influence, induce or has the effect of inducing, influencing or encouraging, any employee or consultant of the CMED Group or their respective Affiliates, or to terminate his or her employment with CMED, CMED Sub or their respective Affiliates.

(b)	For all purposes hereof, the term “Competitive Business Activity” shall mean (i) engaging in (with or without compensation), or managing or directing persons engaged in: (A) any business which provides products, services or technologies substantially similar to the SPR Business or the business currently conducted or proposed to be conducted by CMED or its Affiliates, or (B) any business relating to the SPR Business or the business currently conducted or proposed to be conducted by CMED or its Affiliates; (ii) acquiring or having an ownership interest in any firm, partnership, corporation, entity or business engaged in the activities described under clauses (i) of this Section 6.11 (except for passive ownership of one percent (1%) or less of any entity whose securities have been listed or quoted on the NASDAQ Global Select Market, New York Stock Exchange, the Main Board of the Tokyo Stock Exchange, the Main Board of the Hong Kong Stock Exchange or any other recognized stock exchange(s)); or (iii) participating in the financing, operation, management or control of any firm, partnership, corporation, entity or business described in clause (i) of this sentence or engaged in any of the activities described in clauses (i) or (ii) of this sentence. For all purposes hereof, the term “Restricted Territory” shall mean worldwide. For the avoidance of doubt, the operation of the PCR Business and the holding of the Excluded IP and the Excluded Asset shall not be deemed a Competitive Business Activity; provided that the Excluded IP and Excluded Asset are not otherwise used by the Seller Parties or their Affiliates in furtherance of a Competitive Business Activity. The Parties recognize that the laws and public policies of various jurisdictions may differ as to the validity and enforceability of covenants similar to those set forth in this Section 6.11. It is the intention of the Parties that the provisions of this Section 6.11 shall be enforced to the fullest extent permissible under the laws and policies of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such laws or policies) of any provisions of this section shall not render unenforceable, or impair, the remainder of the provisions of this section. Accordingly, if any provision of this Section 6.11 shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and not with respect to any other provision or jurisdiction.

6.12	Restructuring. The Seller Parties shall, and shall cause the Seller Group, to take all requisite action so that prior to the Closing, all of the Relevant IP Rights of CytoTrend WFOE shall have been transferred to the Seller in compliance with all applicable laws, and free and clear of any Liens (“Seller Party Restructuring”). The Seller Parties shall, and shall cause the Seller Group and their Affiliates to, provide CMED Sub or its advisors with copies of all draft agreements, filings, applications and memorandums regarding the Seller Party Restructuring, and provide CMED with no less than five (5) days prior written notice to approve or comment on the Seller Party Restructuring. The Seller Parties shall, and shall cause the Seller Group to, also use their best efforts to assist CMED and its Affiliates to obtain all relevant licenses, permits and contractual rights necessary for the Designated Assets, PRC IP Rights and Relevant IP Rights.

6.13	Certain Business Practices. The Seller Parties shall, and shall cause the Seller Group and their Affiliates to, comply with the FCPA and any applicable PRC anti-corruption laws with respect to the SPR Business. No Seller Party shall, directly or indirectly, make or permit to be made any Prohibited Payments with respect to the SPR Business, and shall make, and cause to be made, all payments in compliance with the laws of the PRC, US (regardless of whether the Seller Parties are currently subject to US law) and any other applicable jurisdiction. The Seller Parties shall, and shall cause the Seller Group to, maintain a system of internal accounting controls adequate to insure that the Seller Group maintain no off-the-books accounts and that the Seller Group’s assets are used only in accordance with the Seller Group’s management directives. The Seller Parties shall, and shall cause the Seller Group, to at all times remain in compliance with all legal requirements relating to export control and trade embargoes with respect to the SPR Business. The Seller Parties shall not, and shall cause the Seller Group not to, violate the anti-boycott prohibitions contained in 50 U.S.C. 2401 et seq. or take any action that can be penalized under Section 999 of the Code, as applied to the SPR Business. No Seller Group Member shall be a party to, or a beneficiary under or perform any service on behalf of the SPR Business or sell any product on behalf of the SPR Business in Bahrain, Iraq, Jordan, Kuwait, Lebanon, Libya, Oman, Qatar, Saudi Arabia, Sudan, Syria, United Arab Emirates or the Republic of Yemen.

6.14	Transitional Technical Support. Upon the request of CMED or its Affiliates, the Seller Parties shall, and shall cause the Seller Group and their Affiliates to, promptly provide CMED or its Affiliates with transitional technical support to operate the Designated Assets, PRC IP Rights and/or Relevant IP Rights.

SECTION 7.

CONDITIONS; CLOSING ACTIONS; DELIVERABLES

7.1	Conditions to Obligations of Each Party. The respective obligations of each party to this Agreement to consummate and effect the Closing and the Transaction shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, by agreement of each of CMED and the Seller hereto:

(a)

No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transaction or limiting the CMED Group’s ownership of or interest in the Designated Assets, PRC IP

Rights and Relevant IP Rights immediately following the Closing shall be in effect, nor shall any proceeding brought by any Governmental Authority, foreign or domestic, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Transaction, which makes the consummation of such transactions illegal.

(b)	Governmental Approval. The Parties shall have obtained from each Governmental Authority all approvals, waivers and consents, if any, necessary for consummation of or in connection with the execution and delivery of this Agreement and the Related Agreements, and the consummation of the Transaction.

(c)	Completion of Seller Restructuring. Seller shall have acquired all of the Relevant IP Rights, in compliance with all applicable laws, and free any clear of any Liens.

7.2	Conditions to Obligations of the Seller Parties; Actions Taken by CMED Sub. The obligations of the Seller Parties to consummate and effect the Closing and the Transaction shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, by the Seller (on behalf of the Seller Parties):

(a)	Representations, Warranties and Covenants. (i) Each of the representations and warranties of CMED and CMED Sub in this Agreement that is expressly qualified by a reference to materiality shall be true in all respects as so qualified, and each of the representations and warranties of CMED and CMED Sub in this Agreement that is not so qualified shall be true and correct in all material respects, on and as of the Closing as though such representation or warranty had been made on and as of the Closing (except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date), and (ii) CMED and CMED Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by CMED and CMED Sub as of the Closing.

(b)	Compliance Certificate of CMED. Seller shall have been provided with a certificate executed on behalf of a director or officer of CMED Sub to the effect that, as of the Closing, each of the conditions set forth in Section 7.2(a) above has been satisfied with respect to CMED and CMED Sub.

7.3	Deliverables to CMED; Actions Taken by the Seller; Conditions. The obligations of CMED and CMED Sub to consummate and effect the Closing and the Transaction shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, by CMED Sub:

(a)	Representations, Warranties and Covenants. (i) Each of the representations and warranties of the Seller Parties in this Agreement that is expressly qualified by a reference to materiality shall be true in all respects as so qualified, and each of the representations and warranties of the Seller Parties in this Agreement that is not so qualified shall be true and correct in all material respects, on and as of the Closing as though such representation or warranty had been made on and as of the Closing (except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date) and (ii) the Seller Parties shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Closing.

(b)	No Material Adverse Changes. There shall not have occurred any Material Adverse Effect on any of the Seller Group, the Designated Assets, PRC IP Rights and Relevant IP Rights.

(c)	Due Diligence. CMED Sub shall have completed its financial, tax, business and legal due diligence to its satisfaction.

(d)	Certificates of the Seller.

(i)	Seller Party Certificates. CMED Sub shall have been provided with certificates executed by the directors of the Seller and Supreme Well, certifying that as of the Closing, each of the conditions set forth in Section 7.1 and this Section 7.3 (other than Sections 7.3(c),(g), and (h)) have been satisfied;

(ii)	Seller Director/Secretary Certificates. CMED Sub shall have been provided with a certificate executed by a director or the secretaries of the Seller Parties on behalf of such entities certifying:

(A)	resolutions duly adopted by the boards of directors of each of the Seller Parties, authorizing the Transaction and the execution of this Agreement and the execution, performance and delivery of all agreements, documents and the Transaction;

(B)	the incumbency of the officers of the Seller Parties executing this Agreement and all agreements and documents contemplated hereby.

(e)	Amendments to Contracts; Third Party Consents. CMED Sub shall have received:

(i)	An executed invention assignment and general release agreement signed by CytoTrend WFOE and each current and former Employee substantially in the form of Exhibit 7.3(e)(i);

(ii)	Evidence reasonably satisfactory to CMED Sub that the representations and warranties in Section 3.8(n) above are true and correct (if applicable);

(iii)	Executed consents from third party licensors or assignors for the Designated Assets, PRC IP Rights and Relevant IP Rights, in a form reasonably acceptable to CMED Sub;

(iv)	Other consents reasonably requested by CMED Sub, upon completion of its due diligence review; and

(v)	In addition to the consents, waivers, approvals and authorizations described in (i) through (iv) above, CMED Sub shall have been furnished with evidence satisfactory to it that the Seller Group has obtained those consents, waivers, approvals or authorizations of those Governmental Authorities and third parties whose consent or approval are required in connection with this Agreement, the Related Agreements, and the consummation of the Transaction, including without limitation, the Seller Party Restructuring.

(f)	Assignment Agreements. The Relevant IP Rights Assignment Agreement shall have been duly executed by CMED Sub and the Seller and delivered to CMED Sub. The PRC IP Rights Assignment Agreement shall have been duly executed by CMED WFOE and CytoTrend WFOE and delivered to CMED WFOE.

(g)	Anti-Trust Approvals and Waiting Periods. Any waiting period (and extension thereof) application to the consummation of the Transaction under applicable law will have expired or been terminated.

(h)	Releases. CMED Sub shall have received duly and validly executed copies of all agreements, instruments, certificates and other documents, in form and substance satisfactory to CMED Sub, that are necessary or appropriate to evidence the release of any and all Liens on the Designated Assets, PRC IP Rights and Relevant IP Rights arising out of, resulting from or in connection with any loans, guarantees or other similar arrangements between or among the Seller Group or their Affiliates or any third party creditors of any of the foregoing.

(i)	Hong Kong and US Legal Opinion. CMED and CMED Sub shall have received a legal opinion from K&L Gates, legal counsel to the Seller Parties or such other legal counsel acceptable to CMED and CMED Sub, with respect to matters of Hong Kong and US law, in a form acceptable to CMED and CMED Sub.

(j)	PRC Legal Opinion. CMED, CMED Sub and CMED WFOE shall have received a legal opinion from PRC counsel to the Seller Parties or CytoTrend WFOE acceptable to CMED and CMED Sub, with respect to matters of PRC law, which opinion shall be in form and substance satisfactory to CMED Sub.

(k)	BVI Legal Opinion. CMED and CMED Sub shall have received a legal opinion from Conyers Dill & Pearman, British Virgin Islands counsel to the Seller Parties, or such other legal counsel acceptable to CMED and CMED Sub, with respect to matters of British Virgin Islands law, which opinion shall be in form and substance satisfactory to CMED Sub.

(l)	Transferred Employees. Each of the Employees offered employment or consultancy by CMED or an Affiliate of CMED in accordance with Section 1.11 above shall have accepted (effective upon the Closing), executed and delivered an Employment Agreement and Proprietary Information and Inventions Agreement (for employees) or a Consulting Agreement and Proprietary Information and Inventions Agreement (for consultants) in forms and substance satisfactory to CMED (together, the “Employment and Consulting Agreements”).

(m)	Updated Schedules. CMED shall have approved the updated PRC IP Rights Schedule and Relevant IP Rights Schedule provided by the Seller pursuant to Section 1.4 above.

(n)	Filings; Recordation. The Seller shall have filed with the U.S. Patent and Trademark Office the assignment of the U.S. patent applications referred to in I of Schedule 1.2(c) attached hereto from the Seller to CMED Sub; provided that the Seller hereby agrees to use its best efforts to effect the recordation of such assignment on or as soon as practicable after the Closing Date and in any event no later than three (3) Business Days following the Closing. In addition, CytoTrend WFOE shall have filed with the relevant PRC Governmental Authorities the assignment of the PRC IP Rights from CytoTrend WFOE to CMED WFOE; provided that the Seller hereby agrees to cause CytoTrend WFOE to complete the recordation of such assignment on or as soon as practicable after the Closing Date and in any event no later than ten (10) Business Days after the Closing Date, in the case of PRC patent applications, and sixty (60) Business Days after the Closing Date, in the case of copyright or similar applications.

SECTION 8.

SET-OFF AND INDEMNIFICATION

8.1

Survival of Representations and Warranties. All covenants to be performed prior to the Closing, and all representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Closing and continue for two (2) years following the Closing Date (the “Survival Date”); provided, however, that if any claims for indemnification have been asserted with respect to any such representations and warranties prior to the Survival Date, the representations and warranties on which any such claims are based shall continue in effect until final resolution of any claims, provided, further, that all claims based on fraud and intentional misrepresentation shall survive indefinitely. All covenants to be performed, in whole or in part, after the Closing shall continue until the Survival Date, provided, that all covenants and agreements in Section 6.11 above shall survive until the fifth (5th) anniversary of the Closing Date, and all indemnification obligations shall survive in accordance with Section 8.3(b)(iii) below.

8.2	Set-Off. In connection with Section 1.9 above, any and all amounts claimed by an Indemnified Person (as defined below) pursuant to Section 8.3 below in connection with Damages (as defined below) for which the Indemnified Person has delivered a notice to the Seller may be set-off, at CMED’s sole direction, any unpaid amounts by the CMED Group due to the Seller. In the event the Seller objects to CMED’s set-off, the dispute shall be subject to Section 8.5 below, provided, that CMED Group shall not be required to make any unpaid amounts that it has set-off unless, until and to the extent it is so ordered to do so in a final and binding award of an arbitration tribunal pursuant to an arbitration conducted in accordance with Section 8.5 below.

8.3	Indemnification.

(a)	Indemnification Obligations. Subject to the limitations set forth in this Section 8, from and after the Closing Date, each of the Seller Parties shall jointly and severally protect, defend, indemnify and hold harmless CMED, CMED Sub and their respective Affiliates, officers, directors, employees, representatives and agents (each, an “Indemnified Person” and collectively, the “Indemnified Persons”) from and against any and all losses, costs, amounts paid or payable, damages, liabilities, fees (including without limitation reasonable attorneys’ fees) and expenses (collectively, the “Damages”), that any of Indemnified Persons incurs by reason of or in connection with:

(i)	any claim, demand, action or cause of action alleging misrepresentation, breach of, or default in connection with, any of the representations, warranties, covenants or agreements of any of the Seller Parties contained in this Agreement, the Related Agreements, and any exhibits or schedules attached hereto or thereto;

(ii)	any Damages for Known Liabilities (as defined below) up to the Survival Date;

(iii)	any failure of any of the Seller Parties to perform any of its covenants, obligations or agreements under this Agreement;

(iv)

any claims brought prior to the second (2nd) anniversary of the Closing relating to title, infringement, misappropriation or unlawful use by CMED or its Affiliates of the Relevant IP Rights (excluding, for the avoidance of doubt, claims brought relating to title, infringement, misappropriation or unlawful use by CMED or its Affiliates with respect to improvements and derivative works of the PRC IP Rights or Relevant IP Rights developed exclusively by CMED or its Affiliates from and after the Closing);

(v)	any claims brought by a Governmental Authority, shareholder or Employee in respect of Employees who were or who are terminated by a Seller Group Member prior to or as of the Closing (excluding, for the avoidance of doubt, any claims brought by Transferred Employees of the CMED or its Affiliates after the Closing arising out of the Employment and Consulting Agreements executed by such Transferred Employees and CMED or its applicable Affiliates);

(vi)	any Transaction Expenses of the Seller Parties that remain unpaid as of the Closing;

(vii)	any fraud or intentional misrepresentation by any Seller Group Member, or any of their respective employees, officers, directors or shareholders (direct or indirect) with respect to the subject matter of any of the representations, warranties, covenants, obligation or agreements contained or contemplated by this Agreement or the Related Agreements; and

(viii)

any termination of service of the Transferred Employees, whether by CMED or its applicable Affiliate, on one hand, or by the Transferred Employee, as applicable, on the other hand, on or prior to or on the fifth (5th) anniversary of the Closing Date, unless and to the extent such termination resulted from an intentional breach by CMED, CMED Sub or their Affiliates (as the case may be) of any employment agreement with any Transferred Employee.

In determining the amount of any Damages in respect of the failure of any representation or warranty to be true and correct, any materiality standard or qualification (including a Material Adverse Effect qualification) contained in such representation or warranty shall be disregarded. The Seller Parties shall have no right of contribution, indemnification or similar right from CMED or CMED Sub. Each of the Seller Parties is individually referred to in this Section 8 as the “Indemnifying Person”, and collectively, the “Indemnifying Persons”.

(b)	Limitations.

(i)	The Seller Parties shall not be required to indemnify an Indemnified Party or be liable to CMED, CMED Sub or their Affiliates for any Liability under this Agreement or the Related Agreements unless the aggregate amount of all Damages and Liability exceeds US$100,000 (“Basket”), after which the Seller Parties shall be responsible for all Damages and Liability, including the Basket;

(ii)	The maximum Liability of the Seller Parties under this Agreement or the Related Agreements shall be limited to the aggregate amount of Consideration actually paid to the Seller Parties under this Agreement (including the PRC Allocated Closing Value); provided, however, that nothing herein shall limit the Liability: (A) of any Seller Party for any breach of a representation or warranty, covenant or agreement pursuant to Section 9.2 below if the Transaction does not close, or (B) of any officer, director, shareholder or other equity holder of the Seller Parties for such Person’s fraud or intentional misrepresentation. Nothing contained in this Section 8 is intended to limit the right of CMED to terminate this Agreement pursuant to Section 9.1 below;

(iii)

Except for (A) claims in connection with fraud or intentional misrepresentation, which shall survive indefinitely; and (B) claims in connection with a breach of or default of the covenants and agreements in Section 6.11 above (whether or not through an indemnification claim brought under Section 8.3(a)(iii) above), or an indemnification claim in connection with Section 8.3(a)(viii) above), which shall survive until the fifth (5th) anniversary of the Closing Date, no claim may be initiated against any of the Seller Parties after the Survival Date; and

(c)	Known Liabilities. “Known Liabilities” shall mean all Damages incurred related to any compensation expenses (including payments made to employees in connection with covenants not to compete) made to the Transferred Employees as contemplated under this Agreement to the extent greater than the lesser of: (i) the compensation paid to such Transferred Employees while employed with the Seller Party in the twelve (12) months preceding the Closing; or (ii) the compensation payable to similarly situated employees of CMED and its Affiliates, up to the period of 5 years from the Closing Date. The foregoing shall be considered Damages without regard to whether or not such Damages are disclosed on the Disclosure Schedule.

8.4	Method of Asserting Claims. Whenever any claim shall arise for indemnification hereunder, the Indemnified Party shall promptly notify the Seller in writing of the claim and, when known. The facts constituting the basis for such claim, provided, that failure to give such notice shall not affect any rights or remedies of the Indemnified Party hereunder with respect to the indemnification of Damages except to the extent the Indemnifying Party is materially and irrevocably prejudiced thereby. In the event of any claim for indemnification hereunder resulting from any claim by a third party, the notice to the Indemnifying Party shall specify, if known, the amount or an estimate of the amount of the Damages arising therefrom, which estimate may be the amount claimed by such third party.

8.5	Resolution of Conflicts; Arbitration.

(a)	Negotiation Between Parties. The Parties agree to negotiate in good faith to resolve any dispute under this Agreement and the Related Agreements, and for such purpose the Seller (including the Selling Parties), and CMED (including CMED Sub) shall each nominate one senior officer of the rank of Vice President or higher as its representative. These representatives shall, within fifteen (15) days of a written request by either Party to call such a meeting, meet in person and alone (except for one assistant for each Party) and shall attempt in good faith to resolve the dispute. If the dispute cannot be resolved by such senior managers within thirty (30) days of the written meeting request, either Party may thereafter commence appropriate legal proceedings in accordance with Section 8.5(b) below.

(b)

Arbitration. Any dispute not resolved under Section 8.5(a) above shall be resolved through arbitration pursuant to this Section 8.5(b). The arbitration shall be conducted in Hong Kong, administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the UNCITRAL Rules in effect at the time of the arbitration. There shall be three arbitrators. The Seller and CMED shall each select one arbitrator. The Party commencing the arbitration shall nominate his arbitrator at the time of filing the demand for arbitration. The respondent shall nominate his arbitrator within thirty (30) days after receiving the demand for arbitration. The two nominated arbitrators shall select a third arbitrator. Each arbitrator shall be qualified to practice law in New York and shall have experience in connection with mergers and acquisitions in the PRC. If either Party does not appoint an arbitrator within the time set forth above, the relevant appointment shall be made by HKIAC. The arbitration proceedings shall be conducted in English. The arbitrators shall have the authority to award attorney’s fees and other costs and expenses of the arbitration as they deem just and appropriate under the circumstances. Pending appointment of the arbitration tribunal, any Party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction. Once the arbitration tribunal is appointed, such tribunal shall have exclusive authority to order such relief. Any award of the arbitration tribunal, whether it is for interim, provisional or final relief, shall be binding upon the disputing Parties, and any Party may apply to a court of competent jurisdiction for enforcement of such award. The Parties shall cooperate and use its respective best efforts to take all actions reasonably required to facilitate the prompt enforcement in any jurisdiction of any arbitration award made by the tribunal.

8.6	Third-Party Claims.

(a)	For any claim by a Person who is not a Party (“a Third Party Claim”) for which the Indemnifying Party has indemnification obligations under this Agreement or the Related Agreements, the Indemnifying Party at its sole expense may, upon written notice to the Indemnified Party, assume the defense of any such claim if the Indemnifying Party acknowledges to the Indemnified Party in writing its obligation to indemnify the Indemnified Party with respect to all elements of such claim, and thereafter diligently conducts the defense thereof with counsel reasonably acceptable to the Indemnified Party. The Indemnified Party shall be entitled to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate therein at their own expense. The Indemnifying Party may not consent to the entry of any judgment or enter into any settlement which does not require the claimant to give the relevant Indemnified Parties an unconditional release from all Liability with respect to such claims. In the event it is determined by a final, binding and non-appealable award by an arbitration tribunal pursuant to Section 8.5 above that the Indemnified Party was not entitled to indemnification by the Indemnifying Party under this Agreement and the Related Agreements (as applicable), the Indemnifying Party shall be entitled to be reimbursed by the Indemnified Party for all reasonable attorneys’ fees and costs incurred by the Indemnifying Party in connection with investigating and defending the Third Party Claim.

(b)	If the Indemnifying Party does not assume the defense of the Third Party Claim for which the Indemnifying Party has indemnification obligations under this Agreement or the Related Agreements within thirty (30) days after written notice thereof from the Indemnified Party or does not thereafter diligently conduct such defense in a manner acceptable to the Indemnified Party, the Indemnified Party may defend against such claim in such manner as it may reasonably deem appropriate (including settling such claim on such terms as the Indemnified Party may deem appropriate) at the sole cost and expense of the Indemnifying Party, provided that the Indemnifying Party uses its commercially reasonable efforts to defend the claim diligently.

SECTION 9.

TERMINATION

9.1	Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Transaction abandoned at any time prior to the Closing Date:

(a)	By mutual written consent of CMED Sub, on one hand, and the Seller, on the other hand;

(b)	By CMED Sub, if any representation or warranty of the Seller Parties shall be untrue, incomplete or incorrect, or any covenant or agreement of the Seller set forth in this Agreement shall be breached, in either case such that the conditions in Section 7.3(a) above would not be satisfied; provided, however, that if such breach or such failure to be true, complete or correct is curable by the Seller Parties through the exercise of its reasonable efforts within five (5) Business Days and such breach or such failure is cured during such period, CMED and CMED Sub may not terminate this Agreement under this Section 9.1(b);

(c)	By the Seller if any representation or warranty of CMED or CMED Sub shall be untrue, incomplete or incorrect, or any covenant or agreement of CMED or CMED Sub set forth in this Agreement shall be breached, in either case such that the conditions in Section 7.2(a) above would not be satisfied; provided, however, that if such breach or such failure to be true, complete or correct is curable by CMED or CMED Sub through the exercise of its reasonable efforts within five (5) Business Days and such breach or such failure is cured during such period, the Seller may not terminate this Agreement under this Section 9.1(c); or

(d)	By CMED Sub or the Seller, if the Closing shall not have occurred within ninety (90) days of the Agreement Date or a longer period as agreed by all the Parties (the “Long-Stop Date”).

9.2	Survival. If this Agreement is terminated prior to the Closing and the Transaction is not consummated as described above, this Agreement shall become void and of no further force and effect and none of the Parties shall have any claim of any nature or liabilities under this Agreement or the Related Agreements, except for the provisions of this Section 9.2 (Survival); Section 9.1 above (Termination); Section 4 above (Guarantee), Section 6.1 above (Expenses); Section 6.5 above (Confidentiality); and Section 10 below (Miscellaneous). Notwithstanding the foregoing, nothing in this Section 9.2 shall limit any Party’s remedies for any breach of representation, warranty, covenant or agreement that may have occurred on or prior to the termination of this Agreement.

SECTION 10.

MISCELLANEOUS

10.1	Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or forty-eight (48) hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party’s address or facsimile number as set forth below, or as subsequently modified by written notice:

(a)	if to CMED or CMED Sub, to:

No. 24 Yongchang North Road

Beijing Economic-Technological Development Area

Beijing, P.R. China 100176

Attention: Mr. Xiaodong Wu

Facsimile No.: +86 10 6788 4694

Telephone No.: +86 10 6787 1166

with a copy to:

Morrison & Foerster

Edinburgh Tower, 41/F, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Mr. Paul Boltz

Facsimile No.: +852 2585 0800

Telephone No.: +852 2585 0856

(b)	if to the Seller Parties, to:

Beijing, PRC

Attn : Mr. Peter Chong

Fax : +86 10 6786 7396

Phone : +86 138 0224 3202 / +852 9011 8721

with a copy to:

K&L Gates

35th Floor, Two International Finance Centre

8 Finance Street, Central, Hong Kong

Attn : Mr. Navin Aggarwal / Mr. Eric Fung

Fax : +852 2511 9515

Phone +852 2230 3515 / +852 2230 3513

10.2	Interpretation. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit attached to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “Agreement Date”, “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date listed on the cover page to this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.3	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

10.4	Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.5	Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

10.6	Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

10.7	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 10.10 below, all disputes shall be settled by arbitration as described in Section 8.5 above and all other forms of recourse are hereby expressly waived by the parties.

10.8	Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.9	Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of CMED, CMED Sub, Seller or their respective successors and assigns. Any amendment or waiver effected in accordance with this Section 10.9 shall be binding upon all parties and their respective successors and assigns.

10.10	Specific Performance. The parties recognize that in the event that any Seller Party should refuse to perform under the provisions of this Agreement, monetary damages alone will not be adequate. CMED and CMED Sub shall therefore be entitled, in addition to any other remedies that may be available, including money damages, to obtain specific performance of the terms of this Agreement, including without limitation, Section 6.11 above (CytoTrend Non-competition Covenant). In the event of any action to enforce this Agreement specifically, the Seller Parties hereby waive the defense that there is an adequate remedy at law.

10.11	Assignment. This Agreement shall not be assigned by any party without the prior written consent of the non-assigning party. Notwithstanding the foregoing, nothing in this Agreement shall restrict CMED, CMED Sub or its Affiliates from a transfer in respect of a change of control of CMED, CMED Sub or their Affiliates.

10.12	Payments in United States Dollars. Except as provided in Section 1.5 and 1.8 above, all cash payments contemplated by this Agreement shall be made in United States Dollars. The Seller Parties shall provide all information requested by CMED and CMED Sub in order to permit CMED Sub and any financial institution acting on CMED Sub’s behalf to comply with their obligations under the USA Patriot Act of 2001, as amended, and other applicable laws. If the Seller Parties do not provide any such information, CMED Sub’s obligations to pay shall be tolled until such information is provided.

[Signature Pages Follow]

The Parties have duly executed this Asset Acquisition Agreement as of the date first above written.

“CMED”	CHINA MEDICAL TECHNOLOGIES, INC.

	By:	/s/ Xiaodong Wu
	Name:	Xiaodong Wu
	Title:	Chairman and Chief Executive Officer

“CMED SUB”	CMED TECHNOLOGIES LTD.

	By:	/s/ Xiaodong Wu
	Name:	Xiaodong Wu
	Title:	Director

The Parties have duly executed this Asset Acquisition Agreement as of the date first above written.

“SUPREME WELL”	SUPREME WELL INVESTMENTS LIMITED

	By:	/s/ Chong Kam Chu
	Name:	Chong Kam Chu
	Title:	Director

“SELLER”	MOLECULAR DIAGNOSTIC TECHNOLOGIES LIMITED

	By:	/s/ Kam Chu Chong
	Name:	Kam Chu Chong
	Title:	Director

Disclosure Schedule

[Attached Separately]

Schedule 1.1(c)

Excluded Asset

[Attached Separately]

Schedule 1.2(a)

Excluded IP

[Attached Separately]

Schedule 1.2(c)

Relevant IP Rights Schedule

[Attached Separately]

Schedule 1.11

Employees

[Attached Separately]

Schedule 3.3

Requisite Actions

[Attached Separately]

Exhibit 2.2(a)(iv)

Relevant IP Rights Assignment Agreement

[Attached Separately]

Exhibit 7.3(e)(i)

Intellectual Property Rights Assignment and General Release Agreement

[Attached Separately]